Form U-6B-2 Schedule 1
Pepco Holdings, Inc. and Subsidiaries Quarter Ended June 30, 2003
	Issued during Quarter			Balance at End of Quarter

Company	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances (1)	External Short-term Debt	Capital Contributions Received
Atlantic City Electric Company	0	0	0	0	0	11,000,000(2)	0
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*	*
Potomac Capital Investment Corporation	*	*	*	*	*	*	*

(1) Money pool interest rate at end of quarter = 1.38%
(2) Weighted average interest rate at end of quarter = 1.24%
* Confidential treatment requested.